

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Jeff Cooper
Chief Financial Officer
Guidewire Software, Inc.
2850 S. Delaware St., Suite 400
San Mateo, CA 94403

> **Re: Guidewire Software, Inc.**
> **Form 10-K for the Year Ended July 31, 2020**
> **Filed September 28, 2020**
> **File No. 001-35394**

Dear Mr. Cooper:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology